Coherent Corp. 375 Saxonburg Blvd.
Saxonburg, PA 16056-9499
USA

Via EDGAR

December 17, 2024

Ms. Nudrat Salik and Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re: COHERENT CORP.

Form 8-K Filed May 6, 2024

File No. 001-39375

Dear Ms. Salik and Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 22, 2024 regarding the above referenced filings made by Coherent Corp. (the “Company”). Set forth below are the Staff’s comments and our responses.

Form 8-K Filed May 6, 2024

Exhibit 99.2, page 41

COMMENT No. 1:

We note your responses to prior comments 1 and 2 from our letter dated July 3, 2024 and comment 2 from our letter dated October 15, 2024 related to your non-GAAP adjustments for integration, site consolidation and other costs. As inventory write- offs, overlapping labor and travel costs, and manufacturing inefficiencies related to sites being shut down appear to be normal, recurring operating expenses necessary to operate your business, please remove the adjustments for these expenses from your non-GAAP measures. Refer to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and hereby confirms that beginning with the quarter ending December 31, 2024, we will no longer include adjustments for inventory write-offs, overlapping labor and travel costs, and manufacturing inefficiencies related to sites being shut down in our non-GAAP measures in future filings and disclosures. Finally, we would like to confirm to the Staff that in future filings and other disclosures, we will recast our presentation of prior period non-GAAP measures to reflect the current period presentation (which reflects the changes described above and discussed with the Staff) to maintain comparability between periods.

Coherent Corp. 375 Saxonburg Blvd.
Saxonburg, PA 16056-9499
USA

Thank you for your consideration. If you have any additional questions regarding this response letter, please contact me at Sherri.Luther@coherent.com or Ilaria Mocciaro at Ilaria.Mocciaro@coherent.com at your earliest convenience.

Sincerely,

COHERENT CORP.

/s/ Sherri Luther
Sherri Luther
Chief Financial Officer and Treasurer